UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2025

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                       to

Commission file number 1-12672

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

AvalonBay Communities, Inc.
1996 Non-Qualified Employee Stock Purchase Plan

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AvalonBay Communities, Inc.
4040 Wilson Blvd., Suite 1000
Arlington, VA 22203

AVALONBAY COMMUNITIES, INC.
1996 NON-QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

Report of Independent Registered Public Accounting Firm
To the Compensation Committee of the Board of Directors
AvalonBay Communities, Inc.
1996 Non-Qualified Employee Stock Purchase Plan
Opinion on the Financial Statements
We have audited the accompanying statements of financial condition of the AvalonBay Communities, Inc. 1996 Non-Qualified Employee Stock Purchase Plan (the “Plan”) as of December 31, 2025 and 2024, and the related statements of changes in plan equity for each of the three years in the period ended December 31, 2025 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial condition of the Plan at December 31, 2025 and 2024, and the changes in plan equity for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Ernst & Young LLP
We have served as the Plan’s auditor since 2002.
Tysons, Virginia
March 20, 2026

AVALONBAY COMMUNITIES, INC.
1996 NON-QUALIFIED EMPLOYEE STOCK PURCHASE PLAN
STATEMENTS OF FINANCIAL CONDITION

	December 31, 2025	December 31, 2024
Assets:
Receivable from AvalonBay Communities, Inc.:
Participant contributions	$—	$—
Employer contributions	—	—

Plan equity	$—	$—

See accompanying notes to financial statements.

AVALONBAY COMMUNITIES, INC.
1996 NON-QUALIFIED EMPLOYEE STOCK PURCHASE PLAN
STATEMENTS OF CHANGES IN PLAN EQUITY

	For the year ended December 31,
	2025	2024	2023

Plan equity at the beginning of the year	$—	$—	$—
Additions:
Participant contributions	3,257,249	3,166,520	3,295,947
Employer contributions	574,782	858,694	911,009
Total additions	3,832,031	4,025,214	4,206,956

Deductions:
Purchase and distribution of common stock to participants	3,832,031	4,025,214	4,206,956

Plan equity at the end of the year	$—	$—	$—

See accompanying notes to financial statements.

AVALONBAY COMMUNITIES, INC.
1996 NON-QUALIFIED EMPLOYEE STOCK PURCHASE PLAN
NOTES TO FINANCIAL STATEMENTS

1.  The Plan

In October 1996, Bay Apartment Communities, Inc. (“Bay”) adopted the 1996 Non-Qualified Employee Stock Purchase Plan, as amended and restated (the “Plan”). On June 4, 1998, Avalon Properties, Inc. merged with and into Bay, and in connection with such merger Bay was renamed AvalonBay Communities, Inc. (the “Company”). The primary purpose of the Plan is to encourage common stock ownership by eligible employees (the “Participants”). The Plan has two purchase periods. The first purchase period begins January 1 and ends June 10 and the second purchase period begins July 1 and ends December 10. Participants may contribute portions of their compensation during a purchase period and purchase common stock at the end thereof. Participation in the Plan entitles each Participant to purchase the Company’s common stock at 85% of the lesser of the fair market value on the first business day of the applicable purchase period or the last business day of the applicable purchase period. The Plan has an evergreen option, whereby the election of a participant to participate in the Plan will be automatically renewed for each subsequent purchase period until the participant changes such election.

The Company has reserved 1,000,000 shares of common stock for Participants under the Plan of which 529,908 were available for issuance at December 31, 2025.

Participant Contributions

Full and part time employees who have completed one calendar month of service with the Company as of the last day of the applicable election period are eligible to participate in the Plan. Employees may make contributions to the Plan through payroll withholding only. Participants may contribute a maximum of $12,500 per purchase period. Participants elect to participate in the Plan by submitting an election request to the Company’s third party plan administrator (the “Plan Administrator”).

Employer Contributions

Employer contributions represent the discount or aggregate difference between the market value of the Company’s common stock at the end of a purchase period and the established discounted purchase price.

Distributions

The Company’s transfer agent and registrar issues shares of common stock upon receipt of Participant and Employer contributions. The transfer agent and registrar issues stock certificates to a Participant upon his or her written request. Accordingly, all shares purchased under the provisions of the Plan are deemed to be immediately distributed to the Participants. Participants generally may not sell shares they acquire under the Plan until at least six months have elapsed from the date of purchase.

Withdrawals

A Participant may withdraw all of the contributions made during a purchase period by delivering an amended election to the Plan Administrator on or before the last day of such purchase period. Upon such a withdrawal, the Participant may no longer have amounts withheld from payroll and contributed to the Plan during that purchase period. Participant contributions on the accompanying Statements of Changes in Plan Equity are net of any withdrawals made during the purchase periods shown.

Plan Termination

The Board of Directors of the Company (the “Board”) may terminate this Plan and any purchase period at any time (together with any related contribution elections), provided, however, no such termination shall be retroactive unless the Board determines that applicable law requires a retroactive termination of this Plan.

2.  Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles.

Administrative Expenses

All administrative expenses of the Plan are paid by the Company.

Distributions

Distributions are recorded when common stock has been issued to Participants.

Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued and did not identify any items for disclosure.

3.  Internal Revenue Service Status

The Plan is not a qualified plan under Section 423(b) of the Internal Revenue Code. Participants are subject to any required tax withholding by the Company on the taxable compensation earned under the Plan. Taxable compensation is determined as the difference between the discounted price paid by the Participant and the closing market price of the shares on the New York Stock Exchange on the date of purchase.

4.  Distributions

The following table summarizes stock purchased and distributed for the respective purchase periods:

Date of purchase	12/10/2025	6/10/2025	12/10/2024	6/10/2024	12/8/2023	6/9/2023

Participant contributions	$1,644,016	$1,613,233	$1,587,153	$1,579,367	$1,609,126	$1,686,821
Employer contributions	290,081	284,701	469,579	389,115	283,877	627,132

Market value of stock	$1,934,097	$1,897,934	$2,056,732	$1,968,482	$1,893,003	$2,313,953

Market value of stock purchased and distributed per share	$176.34	$207.97	$225.05	$199.34	$175.75	$188.31
Shares purchased and distributed	10,968	9,126	9,139	9,875	10,771	12,288

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AVALONBAY COMMUNITIES, INC.
1996 NON-QUALIFIED EMPLOYEE
STOCK PURCHASE PLAN

By: AvalonBay Communities, Inc.

Dated: March 20, 2026		/s/ Kevin P. O’Shea
	Name:	Kevin P. O’Shea, Chief Financial Officer

EXHIBIT INDEX

Exhibit No.		Description

23.1	—	Consent of Ernst & Young LLP. (Filed herewith.)